UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 001-13997
Bally Total Fitness Holding Corporation

(Exact name of registrant as specified in its charter)
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 380-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
10-1/2% Senior Notes due 2011
9-7/8% Senior Subordinated Notes due 2007

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section l3(a) or l5(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑	Rule 12h-3(b)(l)(i)	☑
Rule 12g-4(a)(2)	☐	Rule l2h-3(b)(1)(ii)	☐
		Rule l2h-3(b)(2)	☐
		Rule l5d-6	☐
     Approximate number of holders of record as of the certification or notice date: As a result of consummation of the First Amended Joint Prepackaged Chapter 11 Plan of Reorganization of the Registrant and its Affiliate Debtors (the “Plan”), which was confirmed by order of the United States Bankruptcy Court for the Southern District of New York on September 17, 2007, there are no holders of the Registrant’s common stock which was outstanding immediately prior to consummation of the Plan; no holders of 10-1/2% Senior Notes due 2011; and no holders of 9-7/8% Senior Subordinated Notes due 2007.
     This form is filed by the Registrants, in connection with and pursuant to the Plan, to indicate that the Registrants will no longer be required to file reports under the Securities and Exchange Act of 1934, as amended.
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 1, 2007	By:	/s/ Marc D. Bassewitz
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel